

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 14, 2009

Via Facsimile and U.S. Mail

Martin Richenhagen
Chairman of the Board, President and Chief Executive Officer
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096

   Re: **AGCO Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 27, 2009
       File No. 001-12930

Dear Mr. Richenhagen:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Mary Beth Breslin
                 Senior Attorney